PRIMERO REPORTS FOURTH QUARTER AND FULL YEAR 2012 RESULTS;

GENERATES RECORD REVENUES AND OPERATING CASH FLOW AND SIGNIFICANT FREE CASH FLOW

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the 2012 year-end management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, February 21, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the fourth quarter and year ended December 31, 2012. The Company reported record revenues of $182.9 million in 2012 and strong net earnings of $49.6 million ($0.54 per share). The Company had a cash position of $139.2 million as of December 31, 2012 and generated record operating cash flows1 of $88.8 million ($0.97 per share).

“We are very proud of Primero’s success in 2012 and the results achieved by our operating team,” stated Joseph F. Conway, President and C.E.O. “We built significant value in Primero during the year, increasing reserves, resources and production while being one of the few producers to reduce cash costs. The Company also significantly increased free cash flow as the result of a positive tax ruling while also significantly reducing its debt. These achievements translated into a superior share price performance, with Primero shares appreciating 97% in 2012, as well as inclusion into the S&P/TSX Gold Index. We look forward to 2013 and continuing to focus on per share growth in production, reserves, earnings and cash flow. We expect to complete the acquisition of the Cerro Del Gallo development project in Mexico during the second quarter, which will further enhance our position in the region, and substantially increase our reserves, resources and near-term production. Primero is well positioned to deliver over 250,000 gold equivalent ounces at below average cash costs by 2016.”

Fourth Quarter and Full Year 2012 Highlights:

  Record Revenues and Operating Cash Flow: Annual 2012 revenues increased by 17% over 2011 and operating cash flows1 increased by 14% over 2011;

  Record Annual Production: Strong fourth quarter production contributed to record annual production of 111,132 gold equivalent ounces2, within the Company’s increased guidance range2;

  Excellent Cost Control: The Company lowered full year cash costs3 compared to 2011;

  Strong Balance Sheet: Grew cash position to $139.2 million at December 31, 2012 while significantly reducing its debt;

  Positive Exploration Results: Discovered two new high-grade veins in 2012 and increased mid-year gold reserves and resources;

  Positive Tax Ruling: Substantially increasing the Company’s cash flow;

  Increased Silver Sales At Spot: Increased silver sales at spot prices in 2012 by 40% over 2011;

  San Dimas Expansion Announced: Expansion expected to increase production by approximately 60% and reduces cash costs, with a potential further expansion possible;

  Cerro Del Gallo Acquisition Announced: Expected to increase medium-term production to over 250,000 gold equivalent ounces per year and more than triples the Company’s resource base4.

Growing Earnings and Cash Flow Per Share

Revenues in the fourth quarter of 2012 were $43.6 million compared to $35.6 million in the fourth quarter 2011 as a result of selling 20% more gold equivalent ounces at 1% and 2% higher gold and silver prices, respectively5. The Company sold 22,404 ounces of gold at an average realized price of $1,715 per ounce and 1.25 million ounces of silver at an average realized price of $4.12 per ounce in the fourth quarter 2012, in accordance with the silver purchase agreement5.

Operating cash flow before working capital changes increased in the fourth quarter of 2012 to $17.8 million ($0.19 per share), compared to $14.6 million ($0.17 per share) in the fourth quarter of 2011.

The Company earned net income of $1.2 million ($0.01 per share) in the fourth quarter of 2012, compared with net income of $31.2 million ($0.35 per share) in the fourth quarter of 2011, lower mainly due to the income tax recovery of $28.8 million in the fourth quarter of 2011 as a result of the timing of the Company’s advance tax ruling application.

Adjusted net income6 for the fourth quarter was $4.5 million ($0.05 per share), compared to an adjusted net income of $4.7 million ($0.05 per share) in the fourth quarter of 2011. Adjusted net income for the fourth quarter of 2011 and 2012 primarily excludes the impact of foreign exchange on deferred income tax assets and liabilities. The 2011 adjusted net income also excludes the benefit of the APA ruling that relates to the period from August 6, 2010 to September 30, 2011 (in the fourth quarter 2011, after filing the APA application, the Company recorded the benefit of the APA retroactive to August 2010, the date of the purchase of the San Dimas mine). Non-cash share-based payment expenses of $6.0 million (2011 - $1.5 million), or $0.06 per share (2011 – $0.02 per share) has not been excluded in calculating adjusted net earnings.

Revenue increased to a record $182.9 million in 2012 compared to $156.5 million in 2011 as a result of selling 13% more gold ounces and 8% more silver ounces at 6% higher and 2% lower gold and silver prices respectively. Primero sold 87,384 ounces of gold at an average realized price of $1,662 per ounce, and 5.02 million ounces of silver at an average realized price of $7.52 per ounce. In total the Company sold 716,229 ounces of silver at spot prices in 2012, compared to 511,752 ounces in 2011.

Operating cash flow before working capital changes also increased to a record $88.8 million ($0.97 per share) in 2012, from $77.6 million ($0.88 per share) in 2011.

The Company earned net income of $49.6 million ($0.54 per share) in 2012 compared with $49.6 million ($0.56 per share) in 2011. Net income in 2012 was not higher than in 2011 mainly due the receipt in 2011 of a transaction related break fee and increased general and administration expenses in 2012 mainly related to stock-based compensation.

Adjusted net income for 2012 was $41.3 million ($0.45 per share) compared with adjusted net income of $28.3 million ($0.32 per share) in 2011. Adjusted net income for both years excludes the impact of foreign exchange on deferred income tax assets and liabilities. The 2011 adjusted net income also excludes the benefit of the APA filing pertaining to 2010 as well as the transaction break-fee. A non-cash share-based payment expense of $15.0 million (2011 - $8.1 million), or $0.16 per share (2011 - $0.09 per share), has not been excluded in calculating adjusted net income in 2012.

Record San Dimas Throughput Drives Production Increase

Primero produced 26,310 gold equivalent ounces during the fourth quarter of 2012. This resulted in record annual production (since Primero’s acquisition of San Dimas) in 2012 of 111,132 gold equivalent ounces, 9% higher than 2011 and within the Company’s increased guidance range2.

The Company produced 23,143 ounces of gold and 1.32 million ounces of silver in the fourth quarter 2012, 15% and 10% higher, respectively, than the fourth quarter 2011, due mainly to higher throughput. This resulted in the Company producing 87,900 ounces of gold and 5.13 million ounces of silver in full year 2012, 10% and 12% higher than 2011 respectively.

Production at San Dimas in 2012 was higher than 2011 primarily as a result of mining more ore at similar grades. San Dimas achieved record throughput in 2012, an increase of approximately 9% over 2011, averaging 1,976 tonnes per day (“TPD”) (based on 365 day availability), mainly as a result of the Company’s mining optimization program that was initiated mid-year. The optimization program has been successful at reducing process variation, increasing throughput and has also improved mining dilution.

The Company was also successful at controlling costs, slightly lowering 2012 costs per tonne compared to 2011. Fourth quarter 2012 cash costs were $677 per gold equivalent ounce, or $535 per gold ounce on a by-product basis. Total cash costs for the full year 2012 were $636 per gold equivalent ounce, or $366 per gold ounce on a by-product basis, compared to $640 per gold equivalent ounce, or $384 per gold ounce on a by-product basis in 2011.

Cash Position Continues to Build

The Company’s cash position increased to $139.2 million at December 31, 2012 from the September 30, 2012 balance of $133.1 million. During 2012 the Company continued to illustrate its ability to generate significant free cash flow while repaying debt and also internally funding future growth by increasing its cash position considerably from the December 31, 2011 balance of $80.8 million.

Capital expenditures during the fourth quarter were $17.1 million resulting in full year 2012 capital expenditures of $39.7 million. In 2013, capital expenditures are expected to be approximately $42.0 million excluding capitalized exploration costs, which are estimated at $15.4 million. With its cash balance and anticipated cash flows, Primero management believe it is fully funded to expand production at San Dimas by over 60% and build the Cerro Del Gallo project while also remaining well positioned to take advantage of other strategic growth opportunities.

Tax Ruling Increases Free Cash Flow

On October 4, 2012 the Company announced that its Mexican subsidiary received a positive ruling from the Mexican tax authorities (Servicio de Administración Tributaria) on its advance pricing agreement (“APA”) filing made in October 2011. The ruling confirms that the Company’s Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement5 at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s free cash flow. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized silver prices for the life of the San Dimas mine.

During 2012 the Company received $22.2 million as a full refund of previously overpaid taxes.

Robust Outlook for 2013

Primero expects to increase production in 2013 to between 120,000 and 130,000 gold equivalent ounces, up to 17% higher than 2012, based on higher throughput at slightly higher grades. Production is expected to ramp-up at the end of the first quarter when the current maximum milling capacity of 2,150 TPD is achieved.

Cash costs for 2013 are expected to be in the range of $620 to $640 per gold equivalent ounce or between $280 and $300 per gold ounce on a by-product basis, similar to or below 2012 cash costs.

Capital expenditures during 2013 are expected to be approximately $42 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2012. Underground development in 2013 will again be focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the higher-grade Sinaloa Graben block.

Primero’s 2013 outlook is summarized in the following table:

Outlook 2013
Attributable gold equivalent production[1] (gold equivalent ounces)	120,000-130,000
Gold production (ounces)	90,000-100,000
Silver production[6] (ounces)	6,000,000-6,500,000
Total cash costs[3] (per gold equivalent ounce)	$620 - $640
Total cash costs[3] - by-product (per gold ounce)	$280 - $300
Capital Expenditures ($ millions)	$42

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

Cerro Del Gallo Acquisition Diversifies Production Base and Enhances Growth

Primero’s proposed acquisition of the Cerro Del Gallo asset, announced in early December 20124, will create a diversified, high growth, competitive-cost precious metals producer in Mexico.4 The acquisition is consistent with the Company’s strategy of growth in low risk regions of the Americas. Cerro Resources NL shareholders will own approximately 15% of the issued common shares of Primero on a pro-forma basis.

The proposed acquisition will double Primero’s reserves and triple its measured and indicated resources7 and will diversify and improve its production profile. The Company’s combined plan forecasts production to increase by 125% to over 250,000 gold equivalent ounces in 20164. The first production from Cerro de Gallo is expected to occur in mid-20154.

At flat metals prices of $1,700 per ounce of gold and $30 per ounce of silver, the forecast 2016 combined cash costs are expected to be approximately $650 per gold equivalent ounce, or below $450 per ounce on a by-product basis.

Assuming the transaction closes in May 2013 as expected, Primero estimates 2013 capital expenditures of between $50 and $60 million on the Cerro Del Gallo project.

San Dimas Expansion to 2,500 TPD On-Track

The Company’s expansion of the San Dimas mine and mill from 2,150 TPD to 2,500 TPD is on track to be completed by the end of the first quarter of 2014.

Mine throughput has increased from an average 1,815 TPD in 2011 to an average 1,976 TPD in 2012, with the mine operating at over 2,066 TPD during the fourth quarter 2012. The Company expects the mine to be operating at the mill’s current capacity of 2,150 TPD by the end of the first quarter 2013.

Construction of the mill circuit expansion began in October 2012, and is progressing on plan. Key components of the expansion are on-site, including a third ball mill and an additional tailings pump. The Company spent $2.6 million on the mill circuit expansion during 2012.

Exploration Update and Long-Hole Mining Testing Results Encouraging

Primero’s successful $13.5 million 2012 exploration program resulted in the discovery of two new high-grade veins in the Sinaloa Graben and a 16% increase in gold contained in Mineral Reserves at mid-year 2012. The Company expects to release year-end 2012 Mineral Reserves and Mineral Resources in early March 2013.

The Company has a $15.4 million exploration program planned for 2013, including 74,000 metres of drilling. The Company plans to continue to explore for the extension into the Sinaloa Graben of the prolific, producing, high-grade veins from the adjacent Central Block.

Commitment to Corporate Responsibility and the Safety of its Workers

Primero is committed to the safety, health and well-being of its workers and their families. The Company is striving to achieve a zero-incident work environment with a strong safety culture.

Primero was proud to be recognized by the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) with the Empresa Socialmente Responsable (Socially Responsible Business Distinction) distinction during 2012.

Conference Call and Webcast RESCHEDULED TO 10:00 AM (E.S.T.) Today, as Previously Announced

The Company's senior management will host a conference call today, Thursday, February 21, 2013, at 10:00 AM (E.S.T.) to discuss the fourth quarter and full year financial results, and provide an update on the Company's corporate strategy and future growth plans.

Participants may join the call by dialing North America toll free 1-855-410-0553 or 1-646-583-7389 for calls outside Canada and the U.S. and entering the participant passcode 685097#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=579693&s=1&k=308ED2AF1067128B6E2CFD481FC39329.

A recorded playback of the call will be available until, Monday, May 20, 2013 by dialing North America toll free 1-855-410-0556 or 646-583-7395 for calls outside Canada and the U.S. and entering the call back passcode 336555#.

This release should be read in conjunction with Primero’s audited year-end 2012 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com.

(1) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the 2012 MD&A for a reconciliation of operating cash flows to GAAP.

(2) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2012 was 416:1 based on the average realized prices of $1,715 per ounce of gold and $4.12 per ounce of silver. The ratio for full year 2012 was 221:1 based on the average realized prices of $1,662 per ounce of gold and $7.52 per ounce of silver. The ratio used for the 2013 guidance projection is 200:1 based on estimated average prices of $1,700 per ounce of gold and $8.52 per ounce of silver.

(3) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver (and copper in the case of Cerro de Gallo) credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(4) Assuming the successful closing of the Cerro Del Gallo acquisition as announced by the Company on December 12, 2012 in the news release “Primero to Acquire Cerro Del Gallo”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com and that it begins production in mid-2015 in addition to the successful expansion of San Dimas to over 160,000 gold equivalent ounces per annum.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Adjusted net earnings/income and adjusted net earnings/income per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the 2012 MD&A for a reconciliation of adjusted net earnings/income to reported net income.

(7) Assuming Goldcorp Inc. converts their 30.8% position in Cerro Del Gallo to a Net Profit Interest and that resources include reserves. Cerro Resources NL has filed a technical report under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012. Mr. Gabriel Voicu, Vice President, Geology and Exploration, who is a “qualified person” for the purposes of NI 43-101, has reviewed the Technical Report on behalf of Primero. To the best of Primero’s knowledge, information and belief, there is no new material scientific or technical information that would make the Technical Report inaccurate or misleading. Primero plans to file a technical report on the Cerro Del Gallo project within 180 days of December 13, 2012 in accordance with the requirements of NI 43-101.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “is possible “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level of gold equivalent production at San Dimas; the realization of silver sales at spot prices; the amount of gold equivalent ounces production in 2013, the cash costs for 2013; the capital expenditures in 2013; the underground development in 2013; the amount of ore from the Company’s operations in 2013; three-year plan forecasts; the pending acquisition of the Cerro del Gallo asset and the amount and timing of anticipated production from that asset; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2013; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; or generate significant free cash flow, the Company may not be able to expand production at San Dimas, or close the acquisition of the Cerro Del Gallo asset or develop it to realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended	Year ended December 31,
	December 31,
	2012	2012	2011	2010
Operating Data
Tonnes of ore milled	190,073	721,264	662,612	257,230
Produced
Gold equivalent (ounces)	26,310	111,132	102,224	37,378
Gold (ounces)	23,143	87,900	79,564	31,943
Silver (million ounces)	1.32	5.13	4.60	1.79
Sold
Gold equivalent (ounces)	25,416	110,078	100,138	45,394
Gold (ounces)	22,404	87,384	77,490	39,174
Silver (million ounces)	1.25	5.02	4.63	2.04
Average realized prices
Gold ($/ounce)	$1,715	$1,662	$1,561	$1,328
Silver ($/ounce)	$4.12	$7.52	$7.69	$4.04
Total cash costs (per gold ounce)
Gold equivalent basis	$677	$636	$640	$642
By-product basis	$535	$366	$384	$525

Financial Data			(Restated)	(Restated)
(in thousands of US dollars except per share amounts)
Revenues	43,597	182,939	156,542	60,278
Earnings from mine operations	17,471	79,389	65,090	14,145
Net income/(loss)	1,245	49,553	49,644	(28,711)
Basic income/(loss) per share	0.01	0.54	0.56	(0.78)
Diluted income/(loss) per share	0.01	0.54	0.54	(0.78)
Operating cash flows before working capital changes	17,775	88,808	77,591	12,221
Assets
Mining interests	496,132	496,132	486,424	484,360
Total assets	670,506	670,506	609,259	659,480
Liabilities
Long-term liabilities	45,071	45,071	52,299	114,329
Total liabilities	98,768	98,768	121,419	226,687
Equity	571,738	571,738	487,840	432,793
Weighted average shares outstanding (basic) (000's)	91,469	91,469	88,049	37,031
Weighted average shares outstanding (diluted) (000's)	91,635	91,635	96,562	37,031

SUMMARIZED OPERATING DATA

	Year ended December 31		Three months ended
	2012	2011	31-Dec-12	30-Sep-12	30-Jun-12	31-M ar-12	31-Dec-11
Operating Data
Tonnes of ore milled	721,264	662,612	190,073	177,926	174,742	178,523	176,633
Average mill head grade (grams/tonne)
Gold	3.90	3.86	3.90	3.40	4.25	4.05	3.70
Silver	234	226	228	210	256	242	223
Average recovery rate (%)
Gold	97%	97%	97%	97%	97%	97%	98%
Silver	95%	94%	95%	95%	95%	95%	95%
Produced
Gold equivalent (ounces)	111,132	102,224	26,310	25,582	33,598	25,793	23,115
Gold (ounces)	87,900	79,564	23,143	18,892	23,277	22,588	20,191
Silver (million ounces)	5.13	4.60	1.32	1.14	1.36	1.32	1.20
Sold
Gold equivalent (ounces)	110,078	100,138	25,416	23,251	35,442	26,229	21,192
Gold (ounces)	87,384	77,490	22,404	17,100	24,876	23,004	18,487
Silver at fixed price (million ounces)	4.30	4.12	1.25	0.80	0.92	1.33	1.11
Silver at spot (million ounces)	0.72	0.51	-	0.25	0.47	-	-
Average realized price (per ounce)
Gold	$1,662	$1,561	$1,715	$1,646	$1,610	$1,678	$1,679
Silver	$7.52	$7.69	$4.12	$9.66	$12.24	$4.08	$4.08
Total cash operating costs ($000s)	$70,716	$65,410	$17,818	$17,872	$17,645	$17,381	$16,622
Total cash costs (per gold ounce)(1)
Gold equivalent basis	$636	$640	$677	$699	$525	$674	$719
By-product basis	$366	$384	$535	$363	$44	$532	$580

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s year-end 2012 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

THREE MONTHS AND YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands of United States dollars, except for share and per share amounts)
	Unaudited		Audited
	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
		(Restated)		(Restated)
	$	$	$	$

Revenue	43,597	35,645	182,939	156,542

Operating expenses	(19,328)	(15,825)	(75,495)	(64,845)
Depreciation and depletion	(6,798)	(6,534)	(28,055)	(26,607)
Total cost of sales	(26,126)	(22,359)	(103,550)	(91,452)

Earnings from mine operations	17,471	13,286	79,389	65,090
General and administrative expenses	(11,064)	(5,066)	(30,003)	(18,872)

Earnings from operations	6,407	8,220	49,386	46,218
Other (expense) income	(1,129)	(1,129)	(1,842)	17,407
Foreign exchange (loss) gain	(1,250)	(3,723)	(948)	912
Finance income	172	139	1,192	2,795
Finance expense	(769)	(181)	(2,887)	(7,810)
Loss on derivative contracts	(750)	(899)	(226)	(1,284)

Earnings before income taxes	2,681	2,427	44,675	58,238

income tax recovery (expense)	(1,436)	28,789	4,878	(8,594)

Net income for the period	1,245	31,216	49,553	49,644

Other comprehensive income
Exchange differences on translation of foreign operations	197	(106)	386	(1,588)
Total comprehensive income for the period	1,442	31,110	49,939	48,056

Basic income per share	0.01	0.35	0.54	0.56
Diluted income per share	0.01	0.32	0.54	0.54

Weighted average number of common shares outstanding
Basic	93,406,583	88,253,347	91,469,356	88,049,171
Diluted	94,784,589	96,719,907	91,635,428	96,562,288

PRIMERO MINING CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars)
	December 31,	December 31,
	2012	2011
		(Restated)
	$	$

Assets
Current assets
Cash	139,244	80,761
Trade and other receivables	3,792	5,526
Taxes receivable	5,914	20,969
Prepaid expenses	4,607	5,570
Inventories	11,044	9,463
Derivative asset	-	203
Total current assets	164,601	122,492

Non-current assets
Mining interests	496,132	486,424
Deferred tax asset	9,773	343
Total assets	670,506	609,259

Liabilities
Current liabilities
Trade and other payables	36,520	24,907
Taxes payable	2,209	4,213
Current portion of decommissioning liability	2,182	-
Current portion of long-term debt	12,786	40,000
Total current liabilities	53,697	69,120

Non-current liabilities
Taxes payable	6,055	-
Decommissioning liability	6,101	9,373
Long-term debt	27,214	40,000
Other long-term liabilities	5,701	2,926
Total liabilities	98,768	121,419

Equity
Share capital	456,734	423,250
Warrant reserve	34,237	34,237
Share-based payment reserve	15,120	14,645
Foreign currency translation reserve	(1,064)	(1,450)
Retained earnings	66,711	17,158
Total equity	571,738	487,840
Total liabilities and equity	670,506	609,259

PRIMERO MINING CORP.
CONSOLIDATED STATEM ENTS OFCASH FLOW S
THREE MONTHS AND YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands Of United States dollars)
	Unaudited		Audited
	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
		(Restated)		(Restated)

Operating activities
Earnings before income taxes	2,681	2,427	44,675	58,238
Adjustments for:
Depreciation and depletion	6,798	6,534	28,055	26,607
Changes to decomissioning liability	(161)	(1,619)	(161)	(851)
Share-based payments	6,527	1,557	16,233	8,073
Payments made under the phantom share unit plan	(499)	-	(877)	-
Cash paid for unrealized derivative contracts (net of sales proceeds)	271	-	(23)	(4,118)
Loss on derivative asset	750	874	226	1,284
Assets written off	477	931	811	931
Unrealized foreign exchange loss (gain)	803	3,742	175	(153)
Taxes paid	(469)	(1,135)	(2,001)	(17,435)
Other adjustments
Finance income (disclosed in investing activities)	(172)	(139)	(1,192)	(2,795)
Finance expense	769	1,430	2,887	7,810
	17,775	14,602	88,808	77,591

Changes in non-cash working capital	10,734	(1,565)	25,402	74,974
Cash provided by operating activities	28,509	13,037	114,210	152,565

Investing activities
Acquisition of San Dimas	-	-	-	(3,928)
Expenditures on exploration and evaluation assets	(15,665)	(3,856)	(35,267)	(8,171)
Expenditures on mining interests	(1,422)	(4,974)	(4,473)	(18,994)
Interest received	172	139	1,192	2,795
Cash used in investing activities	(16,915)	(8,691)	(38,548)	(28,298)

Financing activities
Repayment of VAT loan	-	-	-	(70,000)
Repayment of debt	(5,000)	(30,000)	(10,050)	(30,000)
Proceeds on exercise of options and warrants	2,532	26	2,532	1,047
Interest paid	(2,760)	(1,103)	(9,024)	(2,154)
Cash used in financing activites	(5,228)	(31,077)	(16,542)	(101,107)

Effect of foreign exchange rate changes on cash	(252)	265	(637)	(697)

Increase in cash	6,114	(26,466)	58,483	22,463
Cash, beginning of period	133,130	107,227	80,761	58,298
Cash, end of period	139,244	80,761	139,244	80,761